SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 15, 2006
Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll

	Name:	Pedro Toll
	Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$8.9 million for the Second Quarter of 2006

Financial Highlights:

•	During the quarter, the Bank’s credit portfolio grew by 4%. Compared to June 30, 2005, the portfolio has grown 27%, while disbursements have grown by 62%.
•	In the second quarter, Net Interest Income rose by 29% to US$14.9 million. Year to date, Net Interest Income has increased by US$5.4 million, or 26%, compared to the same period in 2005.
•	During the first six months of 2006, Net Interest Income on the restructured portfolio amounted to 5% of total Net Interest Income, compared to 23% a year before.
•

Operating Income (1) for the second quarter totaled US$7.3 million, US$1.9 million, or 21%, below the level reported in the first quarter, due to net trading losses of US$2.4 million in the second quarter.  Year to date, Operating Income was US$16.5 million, US$3.8 million, or 30%, above the level of the previous year.

•

Driven by lower reversals of provisions for credit losses, Net Income for the second quarter totaled US$8.9 million (US$7.7 million, or 46%, below the results of the first quarter), and US$25.6 million year to date (US$18.3 million, or 42%, below the same period in 2005).

•	Subsequent to the close of the quarter, the Bank completed its US$50 million stock buyback program.

(1) Operating Income refers to net income excluding reversals of provisions for credit losses and recovery of impairment loss on securities.

Panama City, Republic of Panama, August 15, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the second quarter ended June 30, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	6M05	6M06	2Q05	1Q06	2Q06

Net Interest Income	$21.1	$26.5	$9.9	$11.6	$14.9
Operating Income	$12.7	$16.5	$5.5	$9.2	$7.3
Net Income	$43.8	$25.6	$13.6	$16.7	$8.9
EPS (2)	$1.13	$0.68	$0.35	$0.44	$0.24
Return on Average Equity	13.9%	8.7%	9.0%	11.1%	6.2%
Tier 1 Capital Ratio	46.5%	28.9%	46.5%	32.2%	28.9%
Net Interest Margin	1.63%	1.75%	1.60%	1.62%	1.87%
Book Value per common share	$15.6	$15.3	$15.6	$15.4	$15.3

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex, stated the following regarding the quarter’s results:

“The results of the second quarter are the strongest indication yet of the established nature of the transformation of our business.  When compared to a year ago, disbursements have increased 62%, the portfolio has grown 27%, operating income is 30% higher, and our efficiency ratios are stronger.  During the second quarter, we saw pricing continue to improve as a result of markets moving in the Bank’s favor and the diversification of our business into the corporate segment, which in June accounted for 56% of revenues, compared to 33% in June 2005.

The underlying dynamics of our pristine commercial portfolio quality remain stable: 73% of our exposure is trade finance in nature, with 80% of the total credit portfolio due to mature within one year.  No interest or principal payments are past due.

Financially, the second quarter was a challenging one for our Treasury where, after two quarters of strong securities gains, unusually volatile markets resulted in trading losses that took some off the luster of the quarter’s operating results.  The volatility in the market, however, allowed us to complete our stock buyback program under very favorable terms for the Bank.

On the non-financial front, we obtained the regulatory approvals necessary to move forward with our Clavex’s initiative, and successfully went live with our new technology platform.

Our work for the remainder of the year will continue to focus on translating our progress to the bottom line, as we move forward with disciplined implementation of our strategic plan to achieve steady, quality growth through a wider array of trade finance services.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income in future periods, including income derived from the treasury function, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2006, Bladex had disbursed accumulated credits of over US$140 billion.

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Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Chief Financial Officer
Tel. No. (507) 210-8563, e-mail: cyap@blx.com,

-or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on August 16, 2006, at 11:00 a.m., New York City time.  For those interested in participating, please dial (888) 569-5033 in the United States or, if outside the United States, (719) 457-2653.  Participants should use conference ID# 2034845, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

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